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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                            DATA RETURN CORPORATION
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                  23785M 10 5
                                (CUSIP Number)


                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [x] Rule 13d-1(d)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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                                 Schedule 13G
CUSIP No 23785M 10 5

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Sunny C. Vanderbeck

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                  (a)  [_]
                                                         (b)  [_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA


                     5          SOLE VOTING POWER
                                8,106,315/(1)/
NUMBER OF
   SHARES
BENEFICIALLY         6          SHARED VOTING POWER
  OWNED BY                      0/(1)/
   EACH
REPORTING            7          SOLE DISPOSITIVE POWER
 PERSON                         8,106,315/(1)/
  WITH
                     8          SHARED DISPOSITIVE POWER
                                0/1/

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,106,315/(1)/

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     22.9%/(2)/

12   TYPE OF REPORTING PERSON (See Instructions)
     IN


--------------------
/(1)/ All shares are owned by DCR Technology Fund I, Ltd., which is controlled by Mr. Vanderbeck.
/(2)/ Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.

                               Page 2 of 8 Pages
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                                 Schedule 13G
CUSIP No 23785M 10 5

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     DCR Technology Fund I, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                       (a)  [_]
                                                              (b)  [_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

                     5          SOLE VOTING POWER
                                0/1/
  NUMBER OF
   SHARES            6          SHARED VOTING POWER
BENEFICIALLY                    8,106,315/1/
  OWNED BY
   EACH              7          SOLE DISPOSITIVE POWER
 REPORTING                      0/1/
  PERSON
   WITH              8          SHARED DISPOSITIVE POWER
                                8,106,315/1/

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,106,315/1/


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                             [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     22.9%/(2)/

12   TYPE OF REPORTING PERSON (See Instructions)
     PN

--------------------
/(1)/ All shares are owned by DCR Technology Fund I, Ltd., which is controlled by Mr. Vanderbeck.
/(2)/ Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.

                               Page 3 of 8 Pages
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Item 1.

     (a)     Name of Issuer:  Data Return Corporation

     (b) Address of Issuer's Principal Executive Offices: 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039

Item 2.

     (a) Name of Persons Filing: Sunny C. Vanderbeck and DCR Technology Fund I, Ltd.


     (b) Address of Principal Business Office: 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039

     (c)     Citizenship:  USA

     (d)     Title of Class of Securities:  Common Stock, $0.001 Par Value

     (e)     CUSIP Number:  23785M 10 5

Item 3.   If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a)[_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b)[_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)[_]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

     (f)[_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

     (g)[_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

     (h)[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[_]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                               Page 4 of 8 Pages
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If this statement is filed pursuant to 240.13d-1(c), check this box.  [_]

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount beneficially owned:  8,106,315

     (b)     Percent of class: 22.9% (See footnote 2 on page 2)

     (c) Power to vote or direct the vote and dispose or to direct the disposition of the securities:

             Mr. Vanderbeck and DCR Technology Fund I, Ltd. have sole power to vote or direct the vote and dispose or direct the disposition of all 8,106,315 shares.

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the Group

     Not applicable.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                               Page 5 of 8 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date: February 11, 2000             /s/ SUNNY C. VANDERBECK
                                    ----------------------------------------
                                    Sunny C. Vanderbeck

                                    DCR Technology Fund I, Ltd.



                                    By: /s/ SUNNY C. VANDERBECK
                                       -------------------------------------
                                          Sunny C. Vanderbeck,
                                          general partner

                               Page 6 of 8 Pages
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EXHIBIT INDEX
-------------


                                    EXHIBIT
                                    -------

1.   Joint Filing Agreement

                               Page 7 of 8 Pages